SECURI[illegible]SSION

11023827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66561

RECEIVED
2011 NOV 29 PM 5:25
SEC / TM

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2010** (MM/DD/YY) AND ENDING **09/30/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INFINIUM SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Magnolia Avenue
(No. and street)

Larkspur	**CA**	**94939**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Grujic — **415-526-4050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street, Suite 1400	**Toronto**	**Ontario**	**M5J 2V1**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm8

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc.)

(SEC I.D. No. 8-66561)

Financial Statements And Supplemental Schedules For The Year Ended September 30, 2011 And Independent Auditor's Report And Supplemental Report On Internal Control

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

OATH OR AFFIRMATION

I, Michael Stanley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Infinium Securities Inc. (the "Company") as of and for the year ended September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

M Stanley
Signature

Chief Operating Officer
Title

See Attached

Notary Public

State of California)

County of San Francisco)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On November 28, 2014 before me, Kristina Beltran, Notary Public,
(here insert name and title of the officer)

personally appeared Michael Stanley ,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KRISTINA BELTRAN
Commission # 1895651
Notary Public - California
San Francisco County
My Comm. Expires Jul 16, 2014

Signature ______________________

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Audited Tax Form X-17A-5 Part III ,

containing ______ pages, and dated ______________ .

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ______________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________

representing: ______________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)

☐ ______________

Infinium Securities Inc.
(A wholly owned subsidiary of Infinium Group, Inc.)
Table of Contents

This report contains (check all applicable boxes): **Page**

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Shareholder of
Infinium Securities Inc.:

We have audited the accompanying statement of financial condition of Infinium Securities, Inc. (the "Company") as of September 30, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinium Securities Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
November 18, 2011

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Statement of financial condition
as of September 30, 2011

	2011	2010
	$	$
Assets		
Cash and cash equivalents	**1,333,265**	965,442
Deposits with clearing broker	**-**	103,758
Securities owned - Treasury Bills, at fair value	**99,996**	856,471
Receivables from clearing broker-dealer	**50,488**	44,282
Office furniture and equipment, net of accumulated depreciation of $406,555 (2010 - $365,111)	**317,012**	670,824
Prepaid expenses and sundry receivables	**48,968**	82,557
Lease deposit	**-**	14,750
Due from related parties	**199,740**	97,060
	2,049,469	2,835,144
Liabilities		
Accrued compensation	**42,855**	58,912
Accounts payable and accrued liabilities	**114,711**	321,062
Current income taxes payable	**316,576**	36,289
Due to related parties	**2,685**	80,177
Deferred income taxes	**86,375**	161,021
	563,202	657,461
Stockholders' equity		
Common stock, stated value $1, 1,000 shares authorized, issued and outstanding	**1,000**	1,000
Retained earnings	**1,485,267**	2,176,683
	1,486,267	2,177,683
	2,049,469	2,835,144

The accompanying notes are an integral part of these financial statements.

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Statement of income
year ended September 30, 2011

	2011	2010
	$	$
Revenue		
Market access and other fees received from affiliates	**2,834,488**	5,020,071
Foreign Exchange gain (loss)	**24,626**	(49,453)
Interest income	**2,490**	1,122
Other	**-**	423
	2,861,604	4,972,163
General and administrative expenses		
Employee compensation and benefits	**686,758**	2,689,406
Other operating expenses	**664,201**	1,198,485
Amortization and write off	**353,812**	182,481
Information and technology expense	**269,840**	279,585
Occupancy	**164,122**	164,800
Professional fees	**84,139**	17,630
Accounting and legal	**78,867**	69,350
Interest expense - subordinated loans	**-**	43,435
	2,301,739	4,645,172
Net income before income taxes	**559,865**	326,991
Income tax expense	**251,281**	91,491
Net income	**308,584**	235,500

The accompanying notes are an integral part of these financial statements.

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Statement of cash flows
year ended September 30, 2011

	2011	2010
	$	$
Operating activities		
Net income	308,584	235,500
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	198,257	182,481
Deferred income taxes	(74,646)	45,680
Unrealized foreign exchange	24,626	(49,453)
Decrease (increase) in operating assets and liabilities		
Decrease/(increase) in deposits with clearing broker	103,758	(37)
Increase in receivable from clearing broker-dealer	(6,206)	(25,021)
Decrease/(increase) in securities owned, at fair value	756,475	(856,471)
Decrease/(increase) in prepaid expenses and sundry assets	48,339	(13,577)
Decrease in payable to clearing broker-dealer	-	(43,748)
Decrease in accrued compensation	(16,057)	(692,184)
(Decrease) increase in accounts payable and accrued liabilities	(206,351)	281,297
Increase/(decrease) in income taxes payable	280,287	(55,924)
Decrease in interest payable	-	(84,190)
(Increase)/decrease in due from related parties - advances	(102,680)	82,920
(Decrease)/increase in due to related parties	(77,492)	80,177
	1,236,894	(912,550)
Investing activities		
Fixed assets written off	155,555	-
Purchase of office furniture and equipment	-	(200,270)
	155,555	(200,270)
Financing activities		
Dividends paid	(1,000,000)	-
Repayment of subordinated notes payable to Parent	-	(547,500)
	(1,000,000)	(547,500)
Effect of exchange rate on cash	(24,626)	49,453
Net increase in cash and cash equivalents	367,823	(1,610,867)
Cash and cash equivalents, beginning of year	965,442	2,576,309
Cash and cash equivalents, end of year	1,333,265	965,442
Cash and cash equivalents represented by:		
Cash	1,333,265	965,442
	1,333,265	965,442
Supplemental disclosures		
Interest paid	-	127,625
Income tax paid	45,539	102,533

The accompanying notes are an integral part of these financial statements.

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Statement of changes in stockholder's equity
year ended September 30, 2011

	Stackholder's capital	Retained earnings	Total
	$	$	$
Balance, September 30, 2010	1,000	2,176,683	2,177,683
Dividends paid	-	(1,000,000)	(1,000,000)
Net income	-	308,584	308,584
Balance, September 30, 2011	1,000	1,485,267	1,486,267

The accompanying notes are an integral part of these financial statements.

1. Organization

Infinium Securities, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the securities commissions of certain states. The Company is wholly owned by Infinium Group, Inc. (the "Parent"), a Canadian company. The Company's primary business is to provide investment advisory and investment banking services. A substantial portion of the Company's business during the year ended September 30, 2011 was to provide services to affiliated companies.

As at the date of issuance of these financial statements, a reorganization plan of the group including the Company is underway whereby the Company will become a wholly owned subsidiary of another new company. The ultimate beneficial ownership of the Company will remain unchanged after the reorganization.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations on the statement of income.

The Company incurred a loss of $155,555 on property and equipment retired during the year.

Income taxes

Income taxes are accounted for by the asset and liability approach in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740, Income taxes. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforwards.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for financial instruments, accrued expenses, contingent liabilities and income taxes. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned – Treasury Bills

The investments in Treasury Bills, with maturities greater than 90 days at the date of purchase, are designated as held for trading and are recorded at fair market value. The resulting difference between cost and market value (or fair value) is included in interest income.

Uncertain Income Taxes

The Company accounts for uncertainty in income taxes in accordance, with ASC 740. This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, and disclosure..

New accounting policies

In January 2010 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU provides enhanced disclosures around transfers made within the fair value hierarchy, valuation techniques and inputs to fair value measurements, and disaggregation of derivative contracts. The impact on the Company was to enhance the fair value of disclosure contained in Note 7.

3. Net capital

The Company, as a registered broker dealer is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $927,978 (2010 - $1,344,580), which was $827,978 (2010 - $1,244,580) in excess of its required net capital of $100,000 and a ratio of aggregate indebtedness to net capital of 0.47:1 (2010 - 0.33:1).

4. Related parties

All of the Company's fee revenue earned during the fiscal year ended September 30, 2011 were for services provided to affiliated companies.

In the normal course of business, the Company executes trades on the Toronto Stock Exchange through its Parent's order routing system.

From time to time, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for fees determined based on fair market rates. Included in other operating expenses are fees of $ Nil (2010 - $198,432) that were paid for the year ended September 30, 2011 pursuant to these expense sharing arrangements. An amount of $2,685 (2010 - $80,177) was owed by the company at year-end.

4. Related parties (continued)

The Company performed certain technology services on behalf of a wholly owned subsidiary of the Parent. These fees amounted to $ Nil (2010 - $130,828) and were recorded in routing fees revenue. No amount was outstanding at year end in respect of these fees.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist. Infinium considers directors and group companies to be related parties.

	2011	2010
	$	$
Advance to Galiam Capital LLC, without interest or fixed repayment conditions	**199,740**	-
Advance to Infinium Private Bank (Barbados), without interest or fixed repayment conditions	-	61,513
Advance to Infinium Capital (UK), without interest or fixed repayment conditions	-	35,547
	199,740	97,060

Summary of related party transactions during the year is as follows:

	2011	2010
	$	$
Revenue		
Market access fees	-	4,489,753
Other fees	**2,834,488**	530,318
	2,834,488	5,020,071

	2011	2010
Expense		
Other services - fixed	**243,304**	-
Rent	**10,000**	-
	253,304	-

Subsequent to year end, the Company paid a further $300,000 dividend to its sole shareholder.

5. Leases

Effective March 1, 2008, the Company leases office premises under an operating lease which terminated during the year. Future minimum lease commitments under the office premises lease at September 30, 2011 are $ Nil (2010 - $418,000).

Rent expense for the year ended September 30, 2011 was approximately $164,122 (2010 - $164,800).

6. Financial Instruments with Off-Balance Sheet Risk

As a general securities broker-dealer, the Company is engaged primarily in buying and selling securities predominantly with institutional investors. The Company's transactions are executed with institutional investors including other brokers and dealers and other financial institutions. The Company introduces these transactions for clearance on a fully-disclosed basis.

During the normal course of business, the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

7. Income taxes

The provision for income taxes is summarized as follows:

	2011	2010
	$	$
Current income taxes - State	51,362	6,852
Current income taxes - Federal	299,808	38,959
Deferred income taxes - State	(9,596)	(3,964)
Deferred income taxes - Federal	(90,293)	49,644
Income tax expense	251,281	91,491

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2011 is related to depreciation and amortization.

8. Financial instruments – fair value measurements

Accounting principles generally accepted in the United States of America require that the Company discloses information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

8. Financial instruments – fair value measurements (continued)

Level 3 – One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's assets and liabilities are classified within Level 1 of the fair value hierarchy because the value of these interests are primarily based on quoted prices available in active markets.

The following table summarizes the valuation of the Company's assets and liabilities under the assets and liabilities hierarchy as of September 30, 2011.

	Assets at fair values as of September 30, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
	$	**$**	**$**	**$**
Securities owned, at fair value	**99,996**	**-**	**-**	**99,996**
	99,996	**-**	**-**	**99,996**

The following table summarizes the valuation of the Company's assets and liabilities under the assets and liabilities hierarchy as of September 30, 2010.

	Assets at fair values as of September 30, 2010			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Securities owned, at fair value	856,471	-	-	856,471
	856,471	-	-	856,471

There have been no significant transfers between Levels 1, 2, or 3 during the year.

Supplemental Information

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
as of September 30, 2011

	Schedule I
	$
Net capital	
Total stockholder's equity	1,486,267
Add:	
Subordinated notes payable to parent	-
Accrued interest on subordinated notes	-
Discretionary bonuses accrued	25,714
	1,511,981
Less:	
Office furniture and equipment	317,012
Prepaid expenses and sundry receivables	48,968
Petty cash	127
Due from foreign broker-dealer	17,656
Due from related parties	199,740
	583,503
Net capital before haircut	928,478
Less:	
Haircuts	500
Net capital	927,978
Less required net capital	100,000
Excess net capital	827,978
Aggregate indebtedness	433,973
Net capital based on aggregate indebtedness	394,005
Ratio of aggregate indebtedness to net capital	0.47:1.0

Infinium Securities Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Computation for determination of reserve requirements under Rule 15c3-3
of the Securities and Exchange Commission
as of September 30, 2011

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information relating to the possession or control requirements under

Rule 15c3-3 of the Securities and Exchange Commission

as of September 30, 2011 **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Statement of changes in liabilities subordinated to claims and

general creditors

for the year ended September 30, 2011

Schedule IV

	$
Balance, beginning of year	-
Additional proceeds	-
Repayments	-
Balance at end of year	-

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditor's Report on Internal Accounting Control required by Rule 17a-5

To the Shareholder
Infinium Securities, Inc.:

In planning and performing our audit of the financial statements of Infinium Securities Inc. (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
November 18, 2011

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
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Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder of
Infinium Securities Inc.
One Letterman Drive
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011 which were agreed to by Infinium Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Infinium Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Infinium Securities Inc.'s management is responsible for the Infinium Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and there were no overpayments applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
November 18, 2011